Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

OVERSEAS REGULATORY ANNOUNCEMENT

THIRD QUARTERLY REPORT FOR 2013

In accordance with the requirements of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue a third quarterly report.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Accounting Standards.

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1	The board of directors, supervisory committee, directors, supervisors and senior management of the Company warrant that the contents of this quarterly report are authentic, accurate and complete, and there are no misrepresentations or misleading statements contained in or material omissions from this quarterly report, and severally and jointly accept the related legal responsibility.

1.2	All directors of the Company attended the meeting of the board of directors considering this quarterly report.

1.3	Mr. Li Wenxin, Chairman of the Company, Mr. Shen Yi, General Manager, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, Head of Finance Department hereby declare that the authenticity, accuracy and completeness of the financial statements contained in this quarterly report are warranted.

1.4	The financial statements contained in the third quarterly report of the Company has not been audited.

2.	MAJOR FINANCIAL INFORMATION AND CHANGE IN SHAREHOLDERS OF THE COMPANY

2.1	Major financial information

		Unit: ¥ Currency: RMB
	At the end of this reporting period	At the end of last year	Increase/ decrease compared with the end of last year (%)
Total assets	32,634,779,836	32,867,182,080	(0.71)

Net assets attributable to shareholders of listed company	26,359,083,224	25,945,189,635	1.60

	From the beginning of the year to the end of the reporting period (January to September)	From the beginning of last year to the end of the reporting period of last year (January to September)	Increase/decrease compared with the same period of last year (%)
Operating revenues	11,639,420,255	11,159,829,699	4.30
Net profit attributable to shareholders of listed company	980,576,549	1,080,225,328	(9.22)
Net profits attributable to shareholders of listed company after extraordinary gain or loss	1,057,761,956	1,151,964,587	(8.18)
Weighted average return on net assets (%)	3.75	4.23	0.48% decrease
Basic earnings per share (¥/share)	0.14	0.15	(6.67)
Diluted earnings per share (¥/share)	0.14	0.15	(6.67)

Net cash flows from operating activities	1,712,940,303	1,829,713,750	(6.38)

Extraordinary gain or loss item	Amount for the period (July to September)	Amount from the beginning of the year to the end of the reporting period (January to September)
(1) Net gain or loss on disposal of non-current assets	(15,938,988)	(110,207,434)
(2) Government grants included in profit or loss for the period	929,944	3,398,499
(3) Reversal of impairment provision for receivables subject to individual impairment assessment test	111,152	6,466,989
(4) Write off of long-term charged debts	278,332	278,332
(5) Other non-operating income and expenses, net, other than the items above	(2,221,134)	(3,652,959)
(6) Effect of income tax	3,675,970	26,497,644
(7) Effect of minority interests (after tax)	(126)	33,522

Total	(13,164,850)	(77,185,407)

Note: Extraordinary loss is expressed in negative figures.

2.2	Total number of shareholders, shareholding of top ten shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period

Unit: Share
Total number of shareholders	349,630 (349,172 holders of A shares and 458 holders of H shares).

Shareholding of top ten shareholders

Name of shareholder (Full name)	Nature of shareholder	Shareholding (%)	Total number of shares held	Number of shares with selling restriction held	Subject to pledge or frozen
Guangzhou Railway (Group) Company	State-owned legal person	37.12	2,629,451,300	—	None
HKSCC NOMINEES LIMITED (Note)	Foreign legal person	19.70	1,395,584,831	—	Unknown
Taiyuan Iron & Steel (Group) Co., Ltd.	State-owned legal person	0.72	50,776,147	—	Unknown
Agricultural Bank of China — Franklin Templeton Sealand Flexible Market Value Equity Securities Investment Fund	Other	0.67	47,629,339	—	Unknown
Industrial Bank Co., Ltd. — Aegon-Industrial Trend Investment Mixed Type Fund	Other	0.49	34,999,899	—	Unknown
China Pacific Life Insurance Co., Ltd. — Dividend — Individual Dividend	Other	0.43	30,235,388	—	Unknown
Ping An Property & Casualty Insurance Company of China, Ltd. — Traditional — General Insurance Product	Other	0.35	25,138,126	—	Unknown
Agricultural Bank of China — Franklin Templeton Sealand Deepen Valued Equity Securities Investment Fund	Other	0.33	23,350,139	—	Unknown
YALE UNIVERSITY	Foreign legal person	0.29	20,482,813	—	Unknown
Industrial Bank Co., Ltd. — Aegon-Industrial Global View Stock Fund	Other	0.28	19,999,981	—	Unknown

Shareholding of top ten shareholders holding shares without selling restrictions

Name of shareholder (Full name)	Number of shares held without selling restrictions at the end of the period	Class of shares
Guangzhou Railway (Group) Company	2,629,451,300	A shares
HKSCC NOMINEES LIMITED (Note)	1,395,584,831	H shares
Taiyuan Iron & Steel (Group) Co., Ltd.	50,776,147	A shares
Agricultural Bank of China — Franklin Templeton Sealand Flexible Market Value Equity Securities Investment Fund	47,629,339	A shares
Industrial Bank Co., Ltd. — Aegon-Industrial Trend Investment Mixed Type Fund	34,999,899	A shares
China Pacific Life Insurance Co., Ltd. — Dividend — Individual Dividend	30,235,388	A shares
Ping An Property & Casualty Insurance Company of China, Ltd. — Traditional — General Insurance Product	25,138,126	A shares
Agricultural Bank of China — Franklin Templeton Sealand Deepen Valued Equity Securities Investment Fund	23,350,139	A shares
YALE UNIVERSITY	20,482,813	A shares
Industrial Bank Co., Ltd. — Aegon-Industrial Global View Stock Fund	19,999,981	A shares
Statement regarding connected relationship or concerted action of the above shareholders	Apart from Franklin Templeton Sealand
Flexible Market Value Equity Securities
Investment Fund and Franklin
Templeton Sealand Deepen Valued
Equity Securities Investment Fund both
being managed by Franklin Templeton
Sealand Fund Management Co., Ltd. and
Aegon-Industrial Trend Investment
Mixed Type Fund and Aegon-Industrial
Global View Stock Fund both being
managed by Aegon-Industrial Fund
Management Co., Ltd., the Company is
unaware whether the above other
shareholders are connected or concerted
as defined in Measures on
Administration of Acquisitions of Listed
	Companies.

Note:	1,395,584,831 H shares of the Company, which accounts for 97.50% of the H share capital in issue of the Company, were held by HKSCC NOMINEES LIMITED in the capacity of various clients.

3.	SIGNIFICANT EVENTS

3.1	Significant changes of key accounting items and financial indicators and reasons for changes

☒  Applicable     ☐  Not applicable

					Unit: ¥ Currency: RMB
Balance sheet item	Item	30 September 2013	31 December 2012	% change	Major reason analysis

(1)	Prepayments	151,899,206	23,285,698	552.33	Due to the unsettlement of prepayments for materials procurement.

(2)	Other receivables	114,677,067	81,434,796	40.82	Due to the increase in imprest fund and money advanced for train stations.

(3)	Receipts in advance	133,446,262	83,489,465	59.84	Due to the increase in receipts from advance passenger ticket sale.

(4)	Tax payable	222,939,326	396,263,171	(43.74)	Due to the settlement and payment of income taxes.

(5)	Interests payable	132,627,226	6,889,726	1,825.00	Due to the increase in accrued yet unpaid bond interests payable.

Statement of profit item	Item	January to September 2013	January to September 2012	% change	Major reason analysis

(1)	Finance costs — net	(39,898,571)	(19,367,086)	106.01	Due to the decrease in interest income on bank deposits resulted from reduced official interest rate and decreased average deposit balance.

(2)	Assets impairment loss	5,973,922	(605,731)	—	Due to the recovery of receivables provided for bad debt.

(3)	Gains from investments	6,201,488	10,217,003	(39.30)	Due to the decrease in profits of an associate.

(4)	Non-operating income	6,622,083	3,767,350	75.78	Due to the increase in loss on retirement of fixed assets.

(5)	Profit or loss of minority interests	(2,193,515)	(1,504,429)	45.80	Due to the increase in loss of subsidiaries.

Cash flow statement item	Item	January to September 2013	January to September 2012	% change	Major reason analysis

(1)	Cash received relating to other operating activities	57,352,235	24,063,677	138.34	Due to the increase in rail pass deposit and other deposits received.

(2)	Net cash received from disposal of fixed assets	2,963,314	41,216,826	(92.81)	Due to the receipt of proceeds from disposal of X-2000 Xin Shi Su high-speed train in last year.

3.2	Progress and impact of significant events and analysis and explanations for solutions

☐  Applicable    ☒  Not applicable

3.3	Status of fulfillment of commitments undertaken by the Company and shareholders holding 5% or above

☒  Applicable     ☐  Not applicable

Guangzhou Railway (Group) Company, the largest shareholder of the Company, has undertaken that: (1) within coverage of railway lines operated by the Company, Guangzhou Railway (Group) Company and any of its members will not engage, directly or indirectly, in any way in any railway transportation and other related businesses that compete with the Company; (2) in the course of business with the Company, Guangzhou Railway (Group) Company will minimise the undergoing connected transactions with the Company, and in case of unavoidable connected transactions, Guangzhou Railway (Group) Company will conduct the transactions in the principles of openness, impartiality and fairness without abusing its position as a substantial shareholder to impair the interests of the Company.

During the reporting period, the above undertakings were regularly performed without any existence of breach.

3.4	Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over same period of last year

☐  Applicable    ☒  Not applicable

3.5	Progress on implementation of internal control

In 2013, the Company continued to conduct the self-evaluation and audit of its internal control in accordance with the Basic Standard for Enterprise Internal Control and the Implementation Guidelines for Enterprise Internal Control jointly promulgated by five authorities of the PRC. As at the end of the reporting period, such works achieved satisfactory progress. The Company will disclose its internal control self-evaluation report and internal control audit report when the Annual Report 2013 is published.

Guangshen Railway Company Limited
Legal representative: Li Wenxin

29 October 2013

4.	APPENDIX

4.1 Combined and Company Balance Sheet

30 September 2013

Prepared by: Guangshen Railway Company Limited			Unit: ¥ Currency: RMB
	Combined		Company
	30 September 2013	31 December 2012	30 September 2013	31 December 2012
Assets	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Current assets:
Bank balances and cash	5,162,028,868	4,849,012,987	5,144,404,773	4,827,459,146
Bills receivable	—	100,000	—	100,000
Trade receivables	1,205,626,815	999,924,979	1,197,984,478	994,996,622
Prepayments	151,899,206	23,285,698	151,749,619	23,091,722
Interests receivable	36,871,341	42,667,598	36,624,028	42,614,160
Dividends receivable	—	—	—	10,543,568
Other receivables	114,677,067	81,434,796	147,872,546	120,596,673
Inventories	401,302,386	437,296,646	393,623,885	429,931,018

Total current assets	7,072,405,683	6,433,722,704	7,072,259,329	6,449,332,909

Non-current assets:
Long-term receivables	30,376,243	30,862,516	30,376,243	30,862,516
Long-term equity investment	191,950,106	190,652,118	271,006,221	269,708,233
Fixed assets	23,482,666,799	24,516,959,632	23,403,484,928	24,432,819,216
Construction-in-progress	870,084,604	679,528,374	870,084,604	679,528,374
Intangible assets	519,764,031	535,584,824	491,844,951	504,835,228
Goodwill	281,254,606	281,254,606	281,254,606	281,254,606
Long-term prepaid expenses	33,137,896	40,120,184	32,598,903	39,429,482
Deferred income tax assets	91,343,724	109,161,237	90,929,224	108,293,382
Other non-current assets	61,796,144	49,335,885	49,960,975	48,057,834

Total non-current assets	25,562,374,153	26,433,459,376	25,521,540,655	26,394,788,871

Total assets	32,634,779,836	32,867,182,080	32,593,799,984	32,844,121,780

Chairman: Li Wenxin General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.1 Combined and Company Balance Sheet (continued)

30 September 2013

Prepared by: Guangshen Railway Company Limited			Unit: ¥ Currency: RMB
	Combined		Company
	30 September 2013	31 December 2012	30 September 2013	31 December 2012
Liabilities and Shareholders’ equity	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Current liabilities:
Trade payables	1,464,664,870	2,046,704,132	1,435,091,250	2,033,469,556
Receipts in advance	133,446,262	83,489,465	132,642,916	82,952,447
Staff remuneration payable	256,972,778	332,567,827	254,504,023	326,929,129
Tax payable	222,939,326	396,263,171	218,997,208	392,613,855
Interests payable	132,627,226	6,889,726	132,627,226	6,889,726
Dividends payable	150,274	15,381	23,262	15,381
Other payables	434,662,673	426,876,960	477,695,282	471,352,341

Total current liabilities	2,645,463,409	3,292,806,662	2,651,581,167	3,314,222,435

Non-current liabilities:
Bonds payable	3,490,910,800	3,485,472,862	3,490,910,800	3,485,472,862
Other non-current liabilities	90,793,676	92,863,667	90,793,676	92,863,667

Total non-current liabilities	3,581,704,476	3,578,336,529	3,581,704,476	3,578,336,529

Total liabilities	6,227,167,885	6,871,143,191	6,233,285,643	6,892,558,964

Shareholders’ equity:
Share capital	7,083,537,000	7,083,537,000	7,083,537,000	7,083,537,000
Capital reserves	11,564,580,548	11,564,580,548	11,564,461,609	11,564,461,609
Surplus reserves	2,402,265,642	2,402,265,642	2,402,265,642	2,402,265,642
Retained earnings	5,308,700,034	4,894,806,445	5,310,250,090	4,901,298,565

Total equity attributable to shareholders of the parent	26,359,083,224	25,945,189,635	26,360,514,341	25,951,562,816

Minority interests	48,528,727	50,849,254	—	—

Total shareholders’ equity	26,407,611,951	25,996,038,889	26,360,514,341	25,951,562,816

Total liabilities and shareholders’ equity	32,634,779,836	32,867,182,080	32,593,799,984	32,844,121,780

Chairman: Li Wenxin General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.2 Combined Statement of Profit

Prepared by: Guangshen Railway Company Limited	Audit type: Unaudited		Unit: ¥ Currency: RMB
Item	July to September 2013	July to September 2012	January to September 2013	January to September 2012
I. Revenues from operation	4,013,236,451	4,148,638,500	11,639,420,255	11,159,829,699
Less: Operating costs	(3,139,342,293)	(3,083,334,893)	(9,095,470,928)	(8,526,666,452)
Business tax and surcharges	(101,416,813)	(134,229,143)	(289,933,923)	(305,475,614)
Management expenses	(305,628,061)	(296,333,949)	(812,323,410)	(781,299,582)
Finance costs — net	(10,887,354)	(7,566,592)	(39,898,571)	(19,367,086)
Assets impairment loss	(36,283)	(318,208)	5,973,922	(605,731)
Add: Gains from investments	1,317,165	(3,302,605)	6,201,488	10,217,003
Include: Gains from investments in associates	1,317,165	(3,302,605)	1,297,988	4,963,253
II. Profit from operation	457,242,812	623,553,110	1,413,968,833	1,536,632,237
Add: Non-operating income	3,688,344	1,717,512	6,622,083	3,767,350
Less: Non-operating expenses	(20,640,190)	(89,294,907)	(116,805,645)	(97,902,738)
Include: Loss on disposal of non-current assets	(18,386,261)	(87,990,097)	(112,655,411)	(93,353,793)
III. Gross profit	440,290,966	535,975,715	1,303,785,271	1,442,496,849
Less: Income tax expenses	(109,658,844)	(134,829,272)	(325,402,237)	(363,775,950)
IV. Net profit	330,632,122	401,146,443	978,383,034	1,078,720,899
Net profit attributable to shareholders of the parent	331,499,817	401,776,268	980,576,549	1,080,225,328
Profit or loss of minority shareholders	(867,695)	(629,825)	(2,193,515)	(1,504,429)
V. Earnings per share
(1) Basic earnings per share	0.047	0.057	0.14	0.15
(2) Diluted earnings per share	0.047	0.057	0.14	0.15
VI. Other comprehensive income	—	—	—	—

VII. Total comprehensive income	330,632,122	401,146,443	978,383,034	1,078,720,899

Total comprehensive income attributable to shareholders of the parent	331,499,817	401,776,268	980,576,549	1,080,225,328

Total comprehensive income attributable to minority shareholders	(867,695)	(629,825)	(2,193,515)	(1,504,429)

Chairman: Li Wenxin General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

Company Statement of Profit

Prepared by: Guangshen Railway Company Limited	Audit type: Unaudited		Unit: ¥ Currency: RMB
Item	July to September 2013	July to September 2012	January to September 2013	January to September 2012
I. Revenues from operation	3,881,425,291	4,041,097,279	11,287,264,504	10,869,500,783
Less: Operating costs	(3,037,679,325)	(3,001,612,908)	(8,823,569,754)	(8,308,685,672)
Business tax and surcharges	(95,388,596)	(129,315,650)	(273,976,462)	(292,413,729)
Management expenses	(283,765,879)	(277,986,049)	(752,730,708)	(727,385,234)
Finance costs — net	(11,080,857)	(7,651,651)	(40,345,962)	(19,809,715)
Assets impairment loss	(81,305)	(243,300)	5,928,900	(530,823)
Add: Gains from investments	1,317,165	(3,302,605)	6,568,593	10,217,003
Include: Gains from investments in associates	1,317,165	(3,302,605)	1,297,988	4,963,253
II. Profit from operation	454,746,494	620,985,116	1,409,139,111	1,530,892,613
Add: Non-operating income	3,672,568	1,705,563	6,583,715	3,734,765
Less: Non-operating expenses	(20,596,658)	(89,215,392)	(116,646,587)	(97,785,727)
Include: Loss on disposal of non-current assets	(18,386,261)	(87,988,719)	(112,601,175)	(93,347,360)
III. Gross profit	437,822,404	533,475,287	1,299,076,239	1,436,841,651
Less: Income tax expenses	(109,506,981)	(133,585,534)	(323,441,754)	(360,296,915)

IV. Net profit	328,315,423	399,889,753	975,634,485	1,076,544,736

V. Earnings per share	N/A	N/A	N/A	N/A
VI. Other comprehensive income	—	—	—	—

VII. Total comprehensive income	328,315,423	399,889,753	975,634,485	1,076,544,736

Chairman: Li Wenxin General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.3 Combined and Company Cash Flow Statement

January to September 2013

Prepared by: Guangshen Railway Company Limited	Audit type: Unaudited		Unit: ¥ Currency: RMB
	Combined		Company
Item	January to September 2013	January to September 2012	January to September 2013	January to September 2012
I. Cash flows from operating activities
Cash received from sales of goods or rendering of services	9,177,318,851	8,631,515,934	8,819,456,785	8,340,377,070
Cash received relating to other operating activities	57,352,235	24,063,677	52,640,008	11,281,963

Sub-total of cash inflows from operating activities	9,234,671,086	8,655,579,611	8,872,096,793	8,351,659,033

Cash paid for goods purchased and services accepted	(3,483,764,964)	(3,019,652,011)	(3,324,564,390)	(2,891,330,019)
Cash paid to and on behalf of employees	(3,251,627,248)	(2,854,866,102)	(3,102,031,964)	(2,722,288,968)
Tax paid	(684,837,498)	(831,266,749)	(664,045,026)	(809,037,409)
Cash paid relating to other operating activities	(101,501,073)	(120,080,999)	(86,864,364)	(112,629,864)

Sub-total of cash outflows from operating activities	(7,521,730,783)	(6,825,865,861)	(7,177,505,744)	(6,535,286,260)

Net cash flows from operating activities	1,712,940,303	1,829,713,750	1,694,591,049	1,816,372,773

II. Cash flows from investing activities
Cash received from investment gains	4,903,500	5,253,750	15,814,173	17,367,045
Net cash received from disposal of fixed assets	2,963,314	41,216,826	2,958,482	41,205,842

Cash received relating to other investment activities	85,100,853	89,884,500	85,032,228	89,595,000

Sub-total of cash inflows from investing activities	92,967,667	136,355,076	103,804,883	148,167,887

Cash paid to acquire or construct fixed assets and other long-term assets	(926,067,351)	(850,070,379)	(914,625,567)	(848,457,195)
Cash paid relating to other investment activities	(109,000,000)	(100,000,000)	(112,000,000)	(100,000,000)

Sub-total of cash outflows from investing activities	(1,035,067,351)	(950,070,379)	(1,026,625,567)	(948,457,195)

Net cash flows from investing activities	(942,099,684)	(813,715,303)	(922,820,684)	(800,289,308)

4.3 Combined and Company Cash Flow Statement (continued)

January to September 2013

Prepared by: Guangshen Railway Company Limited	Audit type: Unaudited		Unit: ¥ Currency: RMB
	Combined		Company
Item	January to September 2013	January to September 2012	January to September 2013	January to September 2012
III. Cash flows from financing activities
Cash paid for distribution of dividends or profits or repayment of interests	(566,674,738)	(708,341,663)	(566,674,738)	(708,341,663)
Cash paid relating to other financing activities	(150,000)	(150,000)	(150,000)	(150,000)

Sub-total of cash outflows from financing activities	(566,824,738)	(708,491,663)	(566,824,738)	(708,491,663)

Net cash flows from financing activities	(566,824,738)	(708,491,663)	(566,824,738)	(708,491,663)

IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	—
V. Net increase in cash and cash equivalents	204,015,881	307,506,784	204,945,627	307,591,802
Add: Balance of cash and cash equivalents at the beginning of the period	675,012,987	1,366,756,901	659,459,146	1,350,991,781
VI. Balance of cash and cash equivalents at the end of the period	879,028,868	1,674,263,685	864,404,773	1,658,583,583

Chairman: Li Wenxin General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.4	Audit Report

☐  Applicable     ☒  Not applicable